[Letterhead of IRSA Inversiones y Representaciones S.A.]




                                April 29, 2005

By Facsimile and Courier

Mr. Steven Jacobs
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

RE:  IRSA Inversiones y Representaciones S.A.,
     Form 20-F for the year ended June 30, 2004
     Form 6-K filed February 24, 2005
     File No. 1-13542

Dear Mr. Jacobs:

         We refer to the comment letter dated April 19, 2005 from the staff (the "Staff") of the Securities and Exchange Commission relating to our response letter dated April 15, 2005 in connection with the Form 20-F and Form 6-K of Irsa Inversiones y Representaciones S.A. (the "Company", we" or "us") referenced above. We are providing the following responses to the Staff's comment letter and have numbered each response to correspond to the numbered comments in said comment letter. All comments received from the Staff have been reproduced here for ease of reference. This response letter is hereby submitted for filing by direct electronic transmission under the U.S. Securities Act of 1933, as amended.

Item 8.  Financial Information

Legal or Arbitration Proceedings, page 145

1. Relating to prior comments l and 7, in future filings please disclose the nature of any accruals that have been, made for loss contingencies in accordance with paragraph 9 of SFAS 5.

         We inform the Staff that in future filings we will disclose the nature of any accruals made for loss contingencies in accordance with paragraph 9 of SFAS 5.

2. Relating to prior comment 2, clarify to us whether your response is meant to indicate that future filings will use the terms prescribed by paragraph 3 of SFAS 5 in disclosures of litigation and any loss contingencies.

         We inform the Staff that in future filings we will use the terms prescribed by paragraph 3 of SFAS 5 in disclosures of litigation and any loss contingencies.

Mr. Steven Jacobs
Securities and Exchange Commission
April 29, 2005
Page 2



         If you have any questions regarding the foregoing responses, our annual report on Form 20-F for the year ended June 30, 2004 or our Form 6-K filed February 24, 2005, please contact Gabriel Blasi at + (54 11) 4323 7449.

                                          Sincerely,


                                          IRSA INVERSIONES Y REPRESENTACIONES
                                          SOCIEDAD ANONIMA


                                          By: /s/  Gabriel Blasi
                                             ________________________________
                                          Gabriel Blasi
                                          Chief Financial Officer


cc:  David L. Williams, Esq.
     Jaime Mercado, Esq.